



"Excellence In Aviation Services"







Air T, Inc.

2005 Annual Report

Table of Contents

Air T, Inc. and Subsidiaries

Selected Financial Data

Air T, Inc. and Subsidiaries

The operations of Mountain Aircraft Services, LLC (MAS) have been reclassified as discontinued operations for all years prior to 2005 presented below.

(In thousands except per share data)

	Year Ended March 31,				
	2005	2004	2003	2002	2001
Operating revenues	**$ 69,999**	$ 55,997	$ 42,872	$ 59,603	$ 61,668
Earnings from continuing operations	**2,106**	2,164	366	2,016	1,418
Loss from discontinued operations	-	(426)	(1,590)	(738)	(129)
Net (loss) earnings	**2,106**	1,738	(1,224)	1,278	1,289
Basic (loss) earnings per share					
Continuing operations	**0.79**	0.80	0.13	0.74	0.52
Discontinued operations	-	(0.16)	(0.58)	(0.27)	(0.05)
Total basic net (loss) earnings per share	**$ 0.79**	$ 0.64	$ (0.45)	$ 0.47	$ 0.47
Diluted (loss) earnings per share					
Continuing operations	**$ 0.78**	$ 0.80	$ 0.13	$ 0.72	$ 0.51
Discontinued operations	-	(0.16)	(0.58)	(0.27)	(0.05)
Total diluted net (loss) earnings per share	**$ 0.78**	$ 0.64	$ (0.45)	$ 0.45	$ 0.46
Total assets	**$ 24,109**	$ 19,574	$ 21,328	$ 22,903	$ 28,533
Long-term obligations, including current portion	**$ 1,245**	$ 279	$ 2,509	$ 4,158	$ 5,969
Stockholders' equity	**$ 13,086**	$ 11,677	$ 9,611	$ 11,100	$ 10,170
Average common shares outstanding-Basic	**2,677**	2,716	2,726	2,717	2,733
Average common shares outstanding-Diluted	**2,693**	2,728	2,726	2,789	2,781
Dividend declared per common share (1)	**$ 0.20**	$ -	$ 0.12	$ 0.15	$ 0.10
Dividend paid per common share (1)	**$ 0.20**	$ -	$ 0.12	$ 0.15	$ 0.10

(1) On May 11, 2005, the Company declared a fiscal 2006 cash dividend of $0.25 per common share payable on June 28, 2005 to stockholders of record on June 10, 2005. Due to losses sustained in fiscal 2003 no common share dividend was paid in fiscal 2004.

Letter to Stockholders

Air T, Inc. and Subsidiaries



To Our Stockholders:

The recently completed fiscal year 2005 for Air T was a continuation of the strong turnaround that we experienced in 2004. Net earnings were 21 percent higher than in the prior fiscal year with earnings being almost equally distributed throughout the year. Management has been making a concerted effort to take some of the seasonality out of Air T's equipment-manufacturing segment and last year's results are indicative of success in that regard.

Mountain Air Cargo continued with the implementation of the ATR 42 and 72 turbo-prop aircraft into the fleet of express package delivery planes it operates. At fiscal year end, there were six ATR aircraft in revenue service. Additional ATR aircraft are being converted from passenger to freight capability and are scheduled to enter revenue service in the current fiscal year. We appreciate the opportunity to serve the number one express delivery package company in the world and look forward to continuing to work with them in the coming years.

Global Ground Support had a strong year both financially and operationally. Global's contract with the United States Air Force to supply deicing trucks continued into its sixth year. In addition to the Air Force deicing trucks, Global also sold deicing trucks to the United States Navy. We are proud to help maintain the operational capability of the United States Armed Forces during the winter season. Global has also entered into a long-term contract to provide provisioning trucks to Southwest Airlines. During this past fiscal year Global delivered 43 provisioning trucks to Southwest.

Air T's greatest assets are the men and women, who are my associates, here at the company. They are dedicated to providing our customers the highest level of reliability and service. In the current and future fiscal years, the Air T Group looks forward to serving our stockholders.

Sincerely,

Walter Clark

Walter Clark
Chairman of the Board
Chief Executive Officer

Overview

The Company's continuing operations operate in two business segments, providing overnight air cargo services to the express delivery services industry and aviation ground support and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. Each business segment has separate management teams and infrastructures that offer different products and services. The Company's air cargo operations, which are comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, accounted for 59.0% of revenue in fiscal 2005. The Company's ground support operations, comprised of its Global Ground Support, LLC subsidiary ("Global"), accounted for the remaining 41.0% of 2005 revenues.

MAC and CSA are short-haul express air freight carriers and provide air cargo services exclusively to one customer, Federal Express Corporation ("Federal Express"), although they are not contractually precluded from providing such services to other firms, and have done so in the past. Under the terms of the dry-lease service agreements, which currently cover approximately 98.1% of the revenue aircraft operated, the Company receives an administrative fee based on the number of aircraft operated in revenue service and passes through to its customer certain cost components of its operations without markup. The cost of fuel, flight crews, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer as cargo and maintenance revenue, at cost. These agreements are renewable annually and may be terminated by Federal Express at any time upon 30 days' notice. The Company believes that the short term and other provisions of its agreements with Federal Express are standard within the air freight contract delivery service industry. Loss of its contracts with Federal Express would have a material adverse effect on the Company.

Separate agreements cover the five types of aircraft operated by MAC and CSA for Federal Express—Cessna Caravan, ATR-42, ATR-72, Fokker F-27, and Short Brothers SD3-30. Cessna Caravan, ATR-42, ATR-72 and Fokker F-27 aircraft (a total of 95 aircraft at March 31, 2005) are owned by and dry-leased from Federal Express, and Short Brothers SD3-30 aircraft (two aircraft at March 31, 2005) are owned by the Company and operated periodically under wet-lease arrangements with the Federal Express. Pursuant to such agreements, Federal Express determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by the Company.

The air cargo segment's financial results in fiscal 2005 were affected by Federal Express's decision to modernize the aircraft fleet being operated by MAC under dry-lease agreements by replacing older Fokker F-27 aircraft with newer ATR-42 and ATR-72 aircraft. MAC's fiscal 2005 administrative fees which are based on the number of aircraft operated in active or stand-by service were adversely affected as a result of delays in the introduction of newer ATR aircraft which were not received in time to replace the older Fokker F-27 aircraft that were removed from service as they neared major scheduled maintenance. F-27 revenue routes, affected by the delayed introduction of the ATR's, were temporarily flown by standby MAC and CSA aircraft or wet lease aircraft. In addition, the Company incurred increased administrative costs in fiscal 2005 as additional staffing was put in place to oversee the phase-in and operation of the newer aircraft and restructure of the route system. MAC has been engaged to assist in the certification and conversion of ATR aircraft from passenger to cargo configuration and these conversion activities have resulted in increased maintenance revenue, a portion of which represents cost of aircraft parts, billed to the customer without mark-up.

MAC and CSA's revenue contributed approximately $41,312,000 and $36,168,000 to the Company's revenues in fiscal 2005 and 2004, respectively, a current year increase of 14.2%. Approximately $4,211,000 (or 81.9%) of the increase in revenue in fiscal 2005 was related to maintenance services and acquisition of aircraft parts, which were primarily attributed to customer fleet modernization, associated with conversion of ATR aircraft from passenger to cargo configuration, and route expansion. The remainder of the increase was attributable to administration and other direct operating revenue associated with route expansion.

Global manufactures, services and supports aircraft deicers and ground support equipment and other specialized industrial equipment on a worldwide basis. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force, and in June 2003 Global was awarded a three-year extension of that contract. In fiscal 2005, revenues from sales to the Air Force accounted for approximately 57.8% of the ground equipment segment's revenue. Global's revenue contributed approximately $28,687,000 and $19,829,000 to the Company's revenues in fiscal 2005 and 2004, respectively, a current year increase of 44.7%. The increase in revenues in 2005 was primarily due to increased military and commercial equipment orders, offset, in part, by the fiscal 2004 completion of a large scale airport deicer system contract.

The following table summarizes the changes and trends in the Company's operating expenses for continuing operations as a percentage of revenue:

	Fiscal Year Ended March 31,		
	2005	2004	2003
Operating revenue (in thousands)	$ 69,999	$ 55,997	$ 42,872
Expense as a percentage of revenue:			
Flight operations	24.41 %	27.62 %	33.67 %
Maintenance	25.65	24.76	24.09
Ground equipment	32.11	26.44	23.62
General and adminstrative	11.96	14.11	15.70
Depreciation and amoritization	0.91	1.00	1.46
Total costs and expenses	95.04 %	93.93 %	98.54 %

The Company incurred greater professional fees in fiscal 2005 than in fiscal 2004 due to the additional requirements of the Sarbanes-Oxley Act of 2002. The Company anticipates that as additional requirements of the Sarbanes-Oxley Act of 2002 become applicable to the Company, in particular the requirements under Section 404(b) of that act with respect to auditor attestation with respect to internal controls which provision is scheduled to apply to the Company in fiscal 2007, professional fees will continue to increase and may materially adversely affect the Company's net income.

Outlook

The Company's current forecast for fiscal 2006 suggests that, due to higher fuel cost and continuing losses sustained by passenger airlines since September 2001, the commercial aviation market will grow at a rate that is substantially less than the rest of the economy. Increased military and Homeland Security budgets, pending funding approvals, and increased activity by outside service providers which have taken over the deicing responsibilities of several airlines and airports may help offset the expected lower than normal order levels from commercial customers. Company management currently anticipates that its air cargo segment will continue to benefit from its customer's aircraft fleet modernization and route expansion through fiscal 2006. However, given the uncertainties associated with the above factors, the Company continues to operate in a highly unpredictable environment.

Based on the current general economic and industry outlook and cost cutting measures implemented over the past thirty-six months, the Company believes its existing cash and cash equivalents, cash flow from operations, and funds available from current and renewed credit facilities will be adequate to meet its current and anticipated working capital requirements through fiscal 2006. If these sources are inadequate or become unavailable, then the Company may pursue additional funds through the financing of unencumbered assets or sale of equity securities, although there is no assurance these additional funds will be sufficient to replace the sources that are inadequate or become unavailable.

Actual results for fiscal 2006 will depend upon a number of factors beyond the Company's control, including, in part, the timing of receipt of the remaining replacement ATR aircraft, the timing, speed and magnitude of the economic recovery of the aviation industry, military funding of pending future equipment orders, future levels of commercial aviation capital spending, future terrorists acts and weather patterns.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The most significant estimates made by management include allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, warranty reserves, deferred tax asset valuation, retirement benefit obligations, valuation of revenue recognized under the percentage-of-completion method and valuation of long-lived assets.

Following is a discussion of critical accounting policies and related management estimates and assumptions. A full description of all significant accounting policies is included in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this report.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable in the amount of $267,000 and $368,000, respectively, in fiscal 2005 and 2004, was established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of outstanding accounts receivables associated with the discontinued operations of MAS. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

Inventories. The Company's parts inventories are valued at the lower of cost or market. Provisions for excess and obsolete inventories in the amount of $441,000 and $1,425,000, respectively, in fiscal 2005 and 2004, are based on assessment of the marketability of slow-moving and obsolete inventories. During fiscal 2005 the Company wrote-down the gross value of the MAS inventory held for sale by $1,035,000, the value of the inventory's obsolescence reserve prior to the write-down. Historical part usage, current period sales, estimated future demand and anticipated transactions between willing buyers and sellers provide the basis for estimates. Estimates are subject to volatility and can be affected by reduced equipment utilization, existing supplies of used inventory available for sale, the retirement of aircraft or ground equipment and changes in the financial strength of the aviation industry.

The company warranties its ground equipment products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2005 the Company's warranty reserve amounted to $198,083.

Product warrant reserve activity during fiscal 2005 and fiscal 2004 is as follows:

Balance at 3/31/03		$ 116,000
	Additions to reserve	217,000
	Use of reserve	(186,000)
Balance at 3/31/04		147,000
	Additions to reserve	197,000
	Use of reserve	(146,000)
Balance at 3/31/05		$ 198,000

Deferred Taxes. Deferred tax assets and liabilities, net of valuation allowance in the amount of $85,000 and $83,000 in fiscal 2005 and 2004, reflect the likelihood of the recoverability of these assets. Company judgment of the recoverability of these assets is based primarily on estimates of current and expected future earnings and tax planning.

Retirement Benefits Obligation. The Company currently determines the value of retirement benefits assets and liabilities on an actuarial basis using a 5.5% discount rate. Long-term deferred retirement benefit obligations amounted to $1,485,000 and $1,624,000, respectively, in fiscal 2005 and 2004. Values are affected by current independent indices, which estimate the expected return on insurance policies and the discount rates used. Changes in the discount rate used will affect the amount of pension liability as well as pension gain or loss recognized in other comprehensive income. In 2005, the Compensation Committee of the Board of Directors confirmed the level of retirement benefits under existing agreements for certain executive officers at amounts approximately $510,000 less than had been previously accrued. Based on an estimated average term to retirement of these officers of four years, the accrual was reduced by $129,000 in fiscal 2005, and similar reduction would occur in the next three fiscal years. The reduction in the accrual reduced general and administrative expense by that amount.

Revenue Recognition. Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from overhaul contracts on customer owned parts, certain labor service contracts and long term fixed price manufacturing projects are recognized on the percentage-of-completion method. Billings in excess of cost and estimated earnings on uncompleted contracts under percentage of completion amounted to $0 and $80,000, respectively, in fiscal 2005 and 2004. Revenues are measured by the percentage of cost incurred to date, to estimated total cost for each contract or work order; unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.

Valuation of Long-Lived Assets. The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value. The Company has applied the discontinued operations provisions of SFAS No. 144 *Accounting for the Impairment or Disposal of Long-lived Assets* for the MAS operations and has reflected any remaining long-lived assets associated with the discontinued MAS subsidiary at zero fair market value at March 31, 2005.

Resignation of Executive Officer

Effective December 31, 2003, an executive officer and director of the Company resigned his employment. In consideration of approximately $300,000, payable in three installments over a one-year period starting January 12, 2004, the executive agreed to forgo certain retirement and other contractual benefits for which the Company had previously accrued aggregate liabilities of $715,000. The Company has accounted for the resignation as a settlement under the provisions of Statement of Financial Accounting Standards (SFAS) No. 88 *Employers Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits*.

The above-mentioned cancellation of contractual retirement benefits reduced fiscal 2004 recorded liabilities by $715,000. The difference between the recorded liability and ultimate cash payment of $300,000 resulted in the recording of a $305,000 reduction in actuarial losses, recorded in other comprehensive loss, a $90,000 reduction in intangible assets and a net $12,000 reduction in executive compensation charges included in the accompanying consolidated statement of operations.

The Company also agreed to purchase from the former executive officer 118,480 shares of AirT common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase took place in three installments over a one-year period, starting January 12, 2004, and totaled approximately $536,000. The repurchase of the former executive's stock was recorded in the period that the repurchase occurred. As of March 31, 2005 all payments required to be made under the above agreements had been made.

Seasonality

Global's business has historically been highly seasonal. Due to the nature of its product line, the bulk of Global's revenues and earnings have typically occurred during the second and third fiscal quarters in anticipation of the winter season, and comparatively little has occurred during the first and fourth fiscal quarters. The Company has continued its efforts to reduce Global's seasonal fluctuation in revenues and earnings by broadening its product line to increase revenues and earnings in the first and fourth fiscal quarters. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force, and in June 2003 Global was awarded a three-year extension on the contract. In January 2001 and March 2003 Global received two large scale, fixed-stand deicer contracts, which the Company believes contributed to management's plan to reduce seasonal fluctuation in revenues during fiscal 2004 and 2002. However, as these contracts are completed, seasonal trends for Global's business may resume. The remainder of the Company's business is not materially seasonal.

Fiscal 2005 vs. 2004

Consolidated revenue from continuing operations increased $14,003,000 (25.0%) to $69,999,000 for the fiscal year ended March 31, 2005 compared to the prior fiscal year. The increase in 2005 revenue primarily resulted from an increase in Global revenue of $8,858,000 (44.7%) to $28,687,000, combined with a $5,144,000 (14.2%) increase in air cargo revenue to $41,312,000 in fiscal 2005, as described in "Overview" above.

Operating expenses from continuing operations increased $13,936,000 (26.5%) to $66,531,000 for fiscal 2005 compared to fiscal 2004. The net increase in operating expenses consisted of the following changes: cost of flight operations increased $1,625,000 (10.5%) primarily as a result of increased direct operating costs, including pilot salaries, fuel, airport fees, and costs associated with pilot travel, due to increased cost of oil, flight schedule changes and increased administrative staffing due to fleet modernization and route expansion programs; maintenance expenses increased $4,090,000 (29.5%) primarily as a result of increases in cost of parts, maintenance personnel, travel, contract services and outside maintenance related to customer fleet modernization and route expansion; ground equipment costs increased $7,675,000 (51.8%), as a result of increased cost of parts and supplies and support personnel related to increased customer orders; depreciation and amortization increased $76,000 (13.7%) as a result of purchases of capital assets; general and administrative expense increased $470,000 (6.0%) primarily as a result of increased corporate aircraft costs, professional fees, telephone costs, and staffing, offset by decreased profit sharing provision due to management changes.

On a continuing operations segment basis, significant impacts on the Company's operating results, comparing the fiscal year ended March 31, 2005 to its prior fiscal year, resulted from changes in both the ground equipment and air cargo sectors. In the fiscal year ended March 31, 2005, Global had operating income of $2,957,000, a 45.0% increase compared to prior period operating income of $2,040,000. Global's current fiscal year operating income increased compared to its prior fiscal year primarily due to current period's higher levels of military and commercial equipment orders, partly offset by the prior period completion of a large-scale airport contract for fixed-stand deicers. Operating income for the Company's overnight air cargo operations was $2,143,000 in the fiscal year ended March 31, 2005, a decrease of 46.3% from $3,989,000 in the prior fiscal year. The net decrease in air cargo operating income was due to a combination of temporarily decreased administrative fees which resulted from delays in the introduction of replacement ATR aircraft, currently undergoing conversion to cargo configuration, as older cargo aircraft are phased out of service, and higher levels of current period administrative costs as additional staffing has been put in place to oversee the phase-in and operations of the newer aircraft and route restructuring.

Earnings from continuing operations in fiscal 2005 include $162,000 of residual cost related to the remaining MAS parts inventory to be sold on consignment and cost of leased facilities previously operated by MAS that the Company has been unable to sublease.

Non-operating expense increased a net $146,000 primarily due to increased interest expenses related to acquisition of an aircraft.

Provision for income taxes decreased $21,000 (1.6%) primarily due to decreased earnings. The provision for income taxes for the fiscal years ended March 31, 2005 and 2004 were different from the Federal statutory rates primarily due to state tax provisions and, to a lesser extent, permanent tax differences.

Fiscal 2004 vs. 2003

Consolidated revenue from continuing operations increased $13,125,000 (30.6%) to $55,997,000 for the fiscal year ended March 31, 2004 compared to the prior fiscal year. The increase in 2004 revenue primarily resulted from an increase in Global revenue of $6,856,000 (52.9%) to $19,829,000, combined with a $6,269,000 (21.0%) increase in air cargo revenue to $36,168,000 in fiscal 2004, as described in "Overview" above.

Operating expenses from continuing operations increased $10,352,000 (24.5%) to $52,595,000 for fiscal 2004 compared to fiscal 2003. The net increase in operating expenses consisted of the following changes: cost of flight operations increased $1,033,000 (7.2%) as a result of customer schedule changes and route expansion which increased pilot cost and costs associated with pilot travel, and increases in landing fees; maintenance expenses increased $3,534,000 (34.2%) primarily as a result of increases associated with additional maintenance personnel and the cost of travel, contract service cost, and cost of parts and supplies related to customer fleet modernization and route expansion; ground equipment costs increased $4,679,000 (46.2%), as a result of higher cost of parts and labor associated with increased sales at Global; depreciation and amortization decreased $69,000 (11.0%) as a result of purchases of capital assets; general and administrative expense increased $1,174,000 (17.5%) primarily as a result of increased profit sharing accruals, settlement of an executive employment contract (as discussed above), staffing, facilities cost and professional fees.

On a continuing operations segment basis, significant impacts on the Company's operating results comparing the fiscal year ended March 31, 2004 to its prior fiscal year resulted from changes in both the ground equipment and air cargo sectors. In the fiscal year ended March 31, 2004, Global had operating income of $2,040,000 compared to prior period income of $205,000. Several factors contributed to the increases in Global's operating results. Global's 2004 fiscal year operating income increased compared to its prior fiscal year primarily due to progress on a large-scale airport contract completed in fiscal 2004, higher sales volume due to increased delivery of units on its U.S. Air Force contract and a 22.2% increase in increased commercial equipment orders. Operating income for the Company's overnight air cargo operations was $3,989,000 in the fiscal year ended March 31, 2004, an increase of 52.2% from $2,621,000 in the prior fiscal year. The increase primarily resulted from increased levels of aircraft maintenance revenue and administrative fees related to the customer's ATR aircraft fleet modernization program and route expansion, described in "Overview", above.

Non-operating income in fiscal 2004 increased a net $109,000 due to a $161,000 loss on marketable securities in 2003, partly offset by a $30,000 loss on sale of assets in fiscal 2004.

Provision for income taxes increased $1,085,000 (391.4%) primarily due to increased earnings. The provision for income taxes for the fiscal years ended March 31, 2004 and 2003 were different from the Federal statutory rates primarily due to state tax provisions.

Liquidity and Capital Resources

As of March 31, 2005, the Company's working capital amounted to $10,549,000, an increase of $2,221,000 compared to March 31, 2004. The net increase primarily resulted from increases in accounts receivable and cash and cash equivalents, partially offset by an increase in accounts payable.

In August 2004, the Company amended its $7,000,000 secured long-term revolving credit line to extend its expiration date to August 31, 2006. In order to more closely match the credit line's limits to the Company's financing needs, the credit line limits were amended to $3,500,000 from September 1, 2004 to December 31, 2004 and $7,000,000 from January 1, 2005 to expiration date. The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. As of March 31, 2005, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2005, $6,219,000 was available under the terms of the credit facility. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2005 was 2.86%. At March 31, 2005 and 2004, the amounts outstanding against the line were $239,000 and $132,000, respectively.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed rate five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year.

The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements.

The following table of material contractual commitments at March 31, 2005 summarizes the effect these obligations are expected to have on the Company's cash flow in the future periods, as discussed below.

Contractual Obligation	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years
Long-term bank debt	$ 1,124,000	$ 100,000	$ 452,000	$ 572,000	$ -
Operating leases	1,266,000	737,000	529,000	-	-
Capital leases	59,000	26,000	33,000	-	-
Deferred retirement obligation	168,000	64,000	104,000	-	-
Total	$ 2,617,000	$ 927,000	$ 1,118,000	$ 572,000	$ -

The respective years ended March 31, 2005, 2004 and 2003 resulted in the following changes in cash flow: operating activities provided $3,273,000, $2,205,000 and $2,366,000 respectively in fiscal 2005, 2004 and 2003. Investing activities used $375,000 and $327,000, respectively, in fiscal 2005 and 2003 and provided $652,000 in fiscal 2004 and financing activities provided $140,000 in 2005 and used $2,477,000 and $1,991,000 respectively, in fiscal 2004 and 2003. Net cash increased $3,038,000, $380,000, and $48,000, respectively, in fiscal 2005, 2004 and 2003.

Cash provided by operating activities was $1,068,000 more for the year ended March 31, 2005, compared to fiscal 2004 principally due to decreased inventory associated with equipment sales and increased accounts payable associated with increased production levels, partially offset by increased accounts receivable associated with increased air cargo billings and equipment sales. Cash used in investing activities for the year ended March 31, 2005 was approximately $1,027,000 more than fiscal 2004, principally due to proceeds from sale of assets associated with discontinued operations of $1,550,000 in 2004, offset by increased capital expenditures relating to the $1,000,000 purchase of an airplane. Cash provided by financing activities was $2,617,000 more in fiscal 2005 compared to fiscal 2004 principally due to the $2,242,000 increased borrowings on line of credit and $975,000 financing of an airplane offset by $536,000 payment of dividends in the current year, repurchase of common stock and an executive pension payment.

During the fiscal year ended March 31, 2005 the Company repurchased 78,534 shares of its common stock for $356,796, as described above, under "Resignation of Executive Officer".

There are currently no commitments for significant capital expenditures. The Company's Board of Directors, on August 7, 1997, adopted the policy to pay an annual cash dividend in the first quarter of each fiscal year, in an amount to be determined by the board. On May 27, 2003, the Company declared that, due to losses sustained in fiscal 2003, no common share dividend would be paid in fiscal 2004. On May 4, 2004, the Company declared a $0.20 per share cash dividend, to be paid on June 25, 2004 to shareholders of record June 11, 2004. On May 27, 2005 the Company declared a $.25 per share cash dividend, to be paid on June 28, 2005 to shareholders of record June 10, 2005.

Derivative Financial Instruments

As required by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time.

In May 2001, the Company entered into two interest rate swaps with notional amounts of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5%. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration for $58,750, the fair-market-value termination fee as of that date. On October 30, 2003, the Company terminated its remaining credit line swap for $97,500, the fair-market-value termination fee as of that date. The $22,000 balance included in accumulated other comprehensive income (loss) as of March 31, 2005 will be ratably amortized into interest expense over the remaining original term of the Company's credit line.

The Company does not hold or issue derivative financial instruments for trading or speculative purposes. As of March 31, 2005 the Company had no derivative financial instruments outstanding. The Company is exposed to changes in interest rates on certain portions of its line of credit, which bears interest based on the 30-day LIBOR rate plus 137 basis points. If the LIBOR interest rate had been increased by one percentage point, based on the balance of the line of credit at March 31, 2005, annual interest expense would have increased by approximately $2,390.

Deferred Retirement Obligation

Contractual death benefits for the Company's former Chairman and Chief Executive Officer who passed away on April 18, 1997 are payable by the Company in the amount of $75,000 per year for 10 years. As of March 31, 2005 $64,000 has been reflected as current liability and $104,000 has been reflected as long-term liability associated with this death benefit.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a Company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the Company.

The Company is not currently engaged in the use of any of the arrangements defined above.

Impact of Inflation

The Company believes that, due to the currently low levels of inflation, the impact of inflation and changing prices on its revenues and net earnings will not have a material effect on its manufacturing operations, because increased costs can be passed on to its customers, or on its air cargo business since the major cost components of its operations, consisting principally of fuel, crew and other direct operating costs, and certain maintenance costs are reimbursed, without markup, under current contract terms. Significant increases in inflation rates could, however, have a material impact on future revenue and operating income.

Forward Looking Statements

Certain statements in this Report, including those contained in "Outlook," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- Economic conditions in the Company's markets;
- The risk that contracts with Federal Express could be terminated or that the U.S. Air Force will defer orders under its contract with Global or that this contract will not be extended;
- The continuing impact of the events of September 11, 2001, or any subsequent terrorist activities on United States soil or abroad;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;
- The risk of injury or other damage arising from accidents involving the Company's air cargo operations or equipment sold by Global;
- Market acceptance of the Company's new commercial and military equipment and services;
- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- Mild winter weather conditions reducing the demand for deicing equipment.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Accounting Pronouncements

SFAS No. 151, *Inventory Costs*, an Amendment of ARB No. 43, Chapter 4. This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

SFAS No. 153, *Exchanges of Non-monetary Assets*, an Amendment of APB Opinion No. 29. This statement amends APB 29 to account for non-monetary exchanges at fair value unless the exchanges do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The guidance is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, SAFS No. 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005, using the modified prospective method allowed by the statement.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would not have been material.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Air T, Inc.
Maiden, North Carolina

We have audited the accompanying consolidated balance sheet of Air T, Inc. and subsidiaries ("The Company") as of March 31, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Dixon Hughes PLLC
Charlotte, NC

May 23, 2005, except for first paragraph of Note 17, as to which the date is June 1, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Air T, Inc.
Maiden, North Carolina

We have audited the accompanying consolidated balance sheet of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2004, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Charlotte, North Carolina
June 21, 2004

Consolidated Statements of Operations

Air T, Inc. and Subsidiaries

	Year Ended March 31,		
	2005	2004	2003
Operating Revenues (Note 11):			
Overnight air cargo	$ **41,312,475**	$ 36,168,096	$ 29,898,840
Ground equipment	**28,686,963**	19,828,749	12,972,887
	69,999,438	55,996,845	42,871,727
Operating Expenses:			
Flight - air cargo	**17,090,249**	15,465,662	14,432,941
Maintenance - air cargo	**17,953,353**	13,863,329	10,328,867
Ground equipment	**22,480,127**	14,805,098	10,126,022
General and administrative (Note 7)	**8,373,195**	7,903,173	6,728,795
Depreciation and amortization	**633,818**	557,551	626,582
	66,530,742	52,594,813	42,243,207
Operating Income	**3,468,696**	3,402,032	628,520
Non-operating Expense (Income):			
Interest	**111,946**	38,714	67,371
Deferred retirement expense (Note 13)	**21,000**	21,000	21,000
Investment income	**(104,026)**	(69,421)	(90,003)
Other	**(6,616)**	(114,399)	(13,463)
	22,304	(124,106)	(15,095)
Earnings From Continuing Operations Before Income Taxes	**3,446,392**	3,526,138	643,615
Income Taxes (Note 12)	**1,340,832**	1,362,306	277,249
Earnings From Continuing Operations	**2,105,560**	2,163,832	366,366
Loss From Discontinued Operations, net of income taxes (Note 10)	**-**	(425,970)	(1,590,577)
Net Earnings (Loss)	$ **2,105,560**	$ 1,737,862	$ (1,224,211)
Basic Earnings (Loss) Per Share (Note 14):			
Continuing Operations	$ **0.79**	$ 0.80	$ 0.13
Discontinued Operations	$ **-**	$ (0.16)	$ (0.58)
Total Basic Net Earnings (Loss) Per Share	$ **0.79**	$ 0.64	$ (0.45)
Diluted Earnings (Loss) Per Share (Note 14):			
Continuing Operations	$ **0.78**	$ 0.80	$ 0.13
Discontinued Operations	$ **-**	$ (0.16)	$ (0.58)
Total Diluted Net (Loss) Earnings Per Share	$ **0.78**	$ 0.64	$ (0.45)
Weighted Average Share Outstanding			
Basic	**2,677,114**	2,716,447	2,726,320
Diluted	**2,692,880**	2,727,919	2,726,320

See notes to consolidated financial statements.

Consolidated Balance Sheets

Air T, Inc. and Subsidiaries

	March 31,			
	2005		2004	
ASSETS (Note 6)				
Current Assets:				
Cash and cash equivalents	$	**3,497,659**	$	459,449
Marketable securities (Note 2)		**812,112**		849,018
Accounts receivable, less allowance for doubtful accounts of $267,194 in 2005 and $367,505 in 2004		**7,392,700**		5,094,849
Notes and other non-trade receivables-current		**116,288**		146,137
Inventories (Note 3)		**6,102,637**		6,460,072
Deferred tax asset (Note 12)		**568,870**		1,254,870
Income taxes receivable		**465,610**		-
Prepaid expenses and other		**77,447**		151,879
Total Current Assets		**19,033,323**		14,416,274
Property and Equipment:				
Furniture, fixtures and improvements		**5,962,835**		5,802,939
Flight equipment and rotables inventory		**2,634,343**		2,573,431
		8,597,178		8,376,370
Less accumulated depreciation		**(5,439,142)**		(5,105,802)
Property and equipment, net		**3,158,036**		3,270,568
Deferred Tax Asset (Note 12)		**389,771**		288,920
Intangible Pension Asset (Note 13)		-		79,695
Cash Surrender Value of Life Insurance Policies		**1,163,000**		1,059,862
Notes and Other Non-Trade Receivables-Long-Term		**310,160**		403,584
Other Assets		**54,635**		54,635
Total Assets	$	**24,108,925**	$	19,573,538

See notes to consolidated financial statements.

	March 31, 2005	March 31, 2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 6,092,186**	$ 3,540,350
Accrued expenses (Note 5)	**2,200,866**	2,200,209
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 4)	**-**	80,129
Income taxes payable (Note 12)	**-**	172,359
Current portion of long-term obligations (Notes 7 & 13)	**191,256**	94,807
Total Current Liabilities	**8,484,308**	6,087,854
Capital Lease Obligations (less current portion) (Note 7)	**29,546**	52,659
Long-term Debt (Note 6)	**1,024,052**	131,864
Deferred Retirement Obligations (less current portion) (Note 13)	**1,485,466**	1,624,361
Stockholders' Equity (Note 9):		
Preferred stock, $1 par value, authorized 50,000 shares, none issued	**-**	-
Common stock, par value $0.25; authorized 4,000,000 shares 2,671,293 and 2,686,827 shares issued and outstanding in 2005 and 2004, respectively	**667,823**	671,706
Additional paid in capital	**6,939,357**	6,834,279
Retained earnings	**5,453,105**	4,127,484
Accumulated other comprehensive income, net	**25,268**	43,331
Total Stockholders' Equity	**13,085,553**	11,676,800
Total Liabilities and Stockholders' Equity	**$ 24,108,925**	$ 19,573,538

Consolidated Statements of Cash Flows

Air T, Inc. and Subsidiaries

	Year Ended March 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	**$ 2,105,560**	$ 1,737,862	$ (1,224,211)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Change in accounts receivable and inventory reserves	**(48,563)**	248,801	(432,187)
Depreciation and amortization	**633,818**	557,551	797,778
Deferred tax provision (benefit)	**585,149**	590,091	(838,030)
Other-than-temporary impairment charge on securities	**-**	-	161,000
Periodic pension (benefit) cost	**(1,288)**	266,802	276,283
Asset impairment charge on discontinued operations	**-**	-	1,655,895
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	**(2,197,540)**	1,137,112	(339,476)
Notes receivable and other non-trade receivables	**123,273**	(4,036)	(17,467)
Inventories	**131,702**	(784,773)	1,195,955
Prepaid expenses and other	**(35,322)**	(192,258)	(69,489)
Accounts payable	**2,751,836**	(1,153,568)	892,723
Accrued expenses	**(57,255)**	490,545	(279,040)
Billings in excess of costs and estimated earnings on uncompleted contracts	**(80,129)**	(680,850)	760,979
Income taxes payable	**(637,969)**	(7,919)	(174,917)
Total adjustments	**1,167,712**	467,498	3,590,007
Net cash provided by operating activities	**3,273,272**	2,205,360	2,365,796
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of fixed assets of discontinued operations	**-**	1,550,000	140,000
Net proceeds from sale of assets	**20,655**	362,500	-
Capital expenditures	**(395,685)**	(1,260,819)	(466,867)
Net cash provided by (used in) investing activities	**(375,030)**	651,681	(326,867)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Aircraft term loan	**885,153**	-	-
Net proceeds (repayments) on line of credit	**133,559**	(2,197,880)	(1,670,630)
Payment of cash dividend	**(535,658)**	-	(325,854)
Repurchase of common stock	**(356,796)**	(179,427)	-
Executive pension payment	**(200,000)**	(100,000)	-
Proceeds from exercise of stock options	**213,710**	-	5,500
Net cash provided by (used in) financing activities	**139,968**	(2,477,307)	(1,990,984)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**3,038,210**	379,734	47,945
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**459,449**	79,715	31,770
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 3,497,659**	$ 459,449	$ 79,715
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:			
Note receivable from sale of assets-discontinued operations	**$ -**	$ 334,523	$ -
Capital leases entered into during fiscal year	**-**	51,361	-
(Decrease) increase in fair value of marketable securities	**(71,247)**	159,086	74,098
Change in fair value of deravitives	**53,184**	64,936	21,276
Settlement installments due former executive officer	**-**	200,000	-
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	**$ 112,523**	$ 109,050	$ 368,670
Income taxes	**1,411,989**	515,418	274,587

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Air T, Inc. and Subsidiaries

	Common Stock (Note 9)		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
	Shares	Amount				
Balance, March 31, 2002	2,724,320	$ 681,080	$ 6,858,898	$ 4,079,621	$ (519,874)	$ 11,099,725
Comprehensive Loss:						
Net loss				(1,224,211)		
Other comprehensive income (loss):						
Other than temporary impairment charges on securities					161,000	
Unrealized gain on securities					74,098	
Pension liability adjustment					(158,000)	
Change in fair value of derivatives					(21,276)	
Total Comprehensive Loss						(1,168,389)
Exercise of stock options	2,000	500	5,000			5,500
Cash dividend ($0.12 per share)	-	-	-	(325,854)	-	(325,854)
Balance, March 31, 2003	2,726,320	681,580	6,863,898	2,529,556	(464,052)	9,610,982
Comprehensive Income:						
Net earnings				1,737,862		
Other comprehensive income:						
Unrealized gain on securities					159,086	
Pension liability adjustment					283,361	
Change in fair value of derivatives					64,936	
Total Comprehensive Income						2,245,245
Repurchase and retirement of common stock	(39,493)	(9,874)	(29,619)	(139,934)	-	(179,427)
Balance, March 31, 2004	2,686,827	671,706	6,834,279	4,127,484	43,331	11,676,800
Comprehensive Income:						
Net earnings				2,105,560		
Other comprehensive income (loss):						
Unrealized loss on securities, net of $20,000 income tax					(71,247)	
Change in fair value of derivatives					53,184	
Total Comprehensive Income						2,087,497
Exercise of stock options	63,000	15,750	197,960	-		213,710
Repurchase and retirement of common stock	(78,534)	(19,633)	(92,882)	(244,281)		(356,796)
Cash Dividend ($0.20 per share)	-	-	-	(535,658)	-	(535,658)
Balance, March 31, 2005	**2,671,293**	**$ 667,823**	**$ 6,939,357**	**$ 5,453,105**	**$ 25,268**	**$ 13,085,553**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activities – Air T, Inc. (the Company), through its operating subsidiaries, is an air cargo carrier specializing in the overnight delivery of small package air freight and a manufacturer of aircraft ground service and specialized industrial equipment. In the fourth quarter of fiscal 2003, management committed to a plan to discontinue the operations of the aviation services sector of its business. The Company finalized the sale of certain assets of this business and discontinued its aviation services operations in fiscal 2004. See Note 10 "Discontinued Operations".

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mountain Air Cargo, Inc. (MAC), CSA Air, Inc. (CSA), MAC Aviation Services, LLC (MACAS), formerly known as Mountain Aircraft Services, LLC (MAS), and Global Ground Support, LLC (Global). All significant intercompany transactions and balances have been eliminated.

Concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts and notes receivable, and bank deposits. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition. Notes receivable payments are normally due monthly. The required allowance for doubtful accounts is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of outstanding accounts receivables associated with the discontinued operations of MAS. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

At various times throughout the year, the Company has deposits with banks in excess of amounts covered by federal depository insurance. These financial institutions have strong credit ratings and management believes that the credit risk related to these deposits is minimal.

Substantially all of the Company's customers are concentrated in the aviation industry and revenue can be materially affected by current economic conditions and the price of certain supplies such as fuel, the cost of which is passed through to the Company's cargo customer. The Company has customer concentrations in two areas of operations, air cargo which provides service to one major customer and ground support equipment which provides equipment and services to approximately 90 customers, one of which is considered a major customer. The loss of a major customer would have a material impact on the Company's results of operations. See Note 11 "Revenues From Major Customer".

Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Marketable Securities – Marketable securities consists primarily of investments in mutual funds. The Company has classified marketable securities as available-for-sale and they are carried at fair value in the accompanying consolidated balance sheets. Unrealized gains and losses on such securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses on marketable securities are determined by calculating the difference between the basis of each specifically identified marketable security sold and its sales price.

Inventories – Inventories related to the Company's manufacturing operations are carried at the lower of cost (first in, first out) or market. Aviation parts and supplies inventories are carried at the lower of average cost or market. Consistent with industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

Property and Equipment – Property and equipment is stated at cost or, in the case of equipment under capital leases, the present value of future lease payments. Rotables inventory represents aircraft parts, which are repairable, capitalized and depreciated over their estimated useful lives. Depreciation and amortization are provided on a straight-line basis over the shorter of the asset's service life or related lease term, as follows:

Flight equipment and intellectual property	7 years
Other equipment and furniture	3 to 7 years

Revenue Recognition – Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from long term fixed price construction projects are recognized on the percentage-of-completion method, in accordance with AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts". Revenues for contracts under percentage of completion are measured by the percentage of cost incurred to date to estimated total cost for each contract or workorder. Contract costs include all direct material and labor costs and overhead costs related to contract performance. Unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Such contracts generally have a customer retainage provision.

Operating Expenses Reimbursed by Customer – The Company, under the terms of its air cargo dry-lease service contracts, passes through to its customer certain cost components of its operations without markup. The cost of flight crews, fuel, landing fees, outside maintenance and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of operations.

Stock Based Compensation – As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would not have been material.

As the Company uses the intrinsic value method, and all stock-based compensation has an exercise price equal to the market price at the date of grant, no compensation cost has been included in the accompanying financial statements. As indicated in the following table, the fair value of a stock option granted in fiscal 2005, estimated at date of grant using the Black Scholes pricing model, was not material. No options were granted in fiscal 2004 or 2003.

Stock based compensation	2005	2004	2003
Net income as reported	$ 2,080,000	$ 1,738,000	$(1,224,000)
Compensation costs, net of taxes	15,000	-	-
Proforma net income	2,065,000	1,738,000	(1,224,000)
Proforma net income per diluted share	0.77	0.64	(0.45)

Financial Instruments – The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, notes receivable, accrued expenses, and long-term debt approximate their fair value at March 31, 2005 and 2004.

Warranty Reserves – The company warranties its ground equipment products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2005 the Company's warranty reserve amounted to $198,083.

Product warranty reserve activity during fiscal 2005 and fiscal 2004 is as follows:

Balance at 3/31/03	$ 116,000
Additions to reserve	217,000
Use of reserve	(186,000)
Balance at 3/31/04	147,000
Additions to reserve	197,000
Use of reserve	(146,000)
Balance at 3/31/04	$ 198,000

Income Taxes – Deferred income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the asset and liability approach. Deferred income taxes are recognized for the tax consequence of such temporary differences at the enacted tax rate expected to be in effect when the differences reverse. The company reviews the potential realization of all deferred tax assets on a periodic basis to determine the adequacy of its valuation allowance.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, inventory reserves, intangible pension asset, deferred retirement obligations, revenue recognized under the percentage of completion method and valuation of long-lived assets.

Derivative Financial Instruments – As required by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Recent Accounting Pronouncements – SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4. This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

SFAS No. 153, *Exchanges of Non-monetary Assets*, an Amendment of APB Opinion No. 29. This statement amends APB 29 to account for non-monetary exchanges at fair value unless the exchanges do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The guidance is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. No. 123, *Accounting for Stock-Based Compensation*. SFAS No.123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005, using the modified prospective method allowed by the statement.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would not have been material.

Reclassifications – Certain reclassifications have been made to fiscal 2004 and 2003 amounts to conform to the current year presentation.

2. MARKETABLE SECURITIES

Marketable securities, with an adjusted cost basis of $730,345, which consist solely of mutual funds, amounted to $812,112 and $849,018, respectively, as of March 31, 2005 and 2004.

The Company did not realize any gains or losses on sales of marketable securities in fiscal 2005 and 2004. In fiscal 2003 the Company wrote down the value of marketable securities by $161,000. Unrealized loss reflected in other comprehensive income totaled $71,000 in fiscal 2005 and an unrealized gain of $159,000 and $74,000 in fiscal 2004 and 2003. As of March 31, 2005 an unrealized gain of $47,000 and $119,000, for 2005 and 2004, are included in accumulated other comprehensive income (loss).

3. INVENTORIES

Inventories consist of the following:

	March 31,	
	2005	2004
Aircraft parts and supplies	**$ 767,936**	$ 1,892,916
Aircraft equipment manufacturing:		
Raw materials	**3,844,875**	3,508,363
Work in process	**1,305,891**	1,563,259
Finished goods	**625,298**	920,149
Total inventories	**6,544,000**	7,884,687
Reserves	**(441,363)**	(1,424,615)
Total, net of reserves	**$ 6,102,637**	$ 6,460,072

4. UNCOMPLETED CONTRACTS

An equipment construction contract in process accounted for under the percentage of completion method is summarized as follows:

	March 31,	
	2005	2004
Costs incurred and estimated earnings on uncompleted contracts	**$ -**	$ 2,860,483
Less billings to date	-	2,940,612
Billings in excess of costs and estimated earnings	**$ -**	$ (80,129)

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

	March 31,	
	2005	2004
Salaries, wages and related items	**$ 1,223,446**	$ 1,040,224
Profit sharing	**343,000**	486,879
Health insurance	**274,731**	266,905
Professional fees	**100,160**	204,236
Warranty reserves	**198,083**	147,287
Other	**61,446**	54,678
	$ 2,200,866	$ 2,200,209

6. FINANCING ARRANGEMENTS

In August 2004 the Company amended its $7,000,000 secured long-term revolving credit line to extend its expiration date to August 31, 2006. In order to more closely match the credit line's limits to the Company's financing needs, the credit line limits were amended to $3,500,000 from September 1, 2004 to December 31, 2004 and $7,000,000 from January 1, 2005 to expiration date. The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. As of March 31, 2005, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2005, $6,219,000 was available under the terms of the credit facility. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2005 was 2.86%. At March 31, 2005 and 2004, the amounts outstanding against the line were $239,000 and $132,000, respectively.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed-rate, five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year.

Maturities of long-term debt are as follows:

2006	$100,000
2007	340,000
2008	109,000
2009	114,000
2010	461,000
	$1,124,000

7. LEASE COMMITMENTS

The Company has operating lease commitments for office equipment and its office and maintenance facilities, as well as capital leases for certain office and other equipment. The Company leases its corporate offices from a Company controlled by certain Company officers for $11,255 per month under two five-year leases which expire in May 2006.

In August 1996, the Company relocated certain portions of its maintenance operations to a new maintenance facility located at the Global TransPark in Kinston, N. C. Under the terms of the long-term facility lease, after an 18 month grace period (from date of occupancy), rent will escalate from $2.25 per square foot to $5.90 per square foot, per year, over the 21.5 year life of the lease. However, based on the occurrence of certain events related to the composition of aircraft fleet, the lease may be canceled by the Company. The Company currently considers the lease to be cancelable and has calculated rent expense under the current lease term.

In September 1998, Global's August 1997 lease was expanded to 112,500 square feet of manufacturing and office space for $35,903 per month and the term extended to August 2001. In April 2001 the lease was renewed through August 2006; monthly rental will increase over the life of the lease, based on increases in the Consumer Price Index.

At March 31, 2005, future minimum annual lease payments under capital and non-cancellable operating leases with initial or remaining terms of more than one year are as follows:

	Capital Leases	Operating Leases
2006	$ 26,319	$ 737,351
2007	13,203	373,560
2008	13,203	155,569
2009	6,602	-
2010	-	-
Total minimum lease payments	59,327	$ 1,266,480
Less amount representing interest	7,961	
Present value of lease payments	51,366	
Less current maturities	21,820	
Long-term maturities	$ 29,546	

Rent expense for operating leases totaled approximately $721,000, $704,000, and $713,000 for fiscal 2005, 2004 and 2003, respectively, and includes amounts to related parties of $135,060 in fiscal 2005 and $132,260 in fiscal 2004 and $109,860 in 2003.

8. DERIVATIVE FINANCIAL INSTRUMENTS

In May 2001, the Company entered into two interest-rate swaps with notional amounts of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5%. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration for $58,750, the fair-market-value termination fee as of that date. On October 30, 2003, the Company terminated its remaining credit line swap for $97,500, the fair-market-value termination fee as of that date. The $22,000 balance included in accumulated other comprehensive income (loss) at March 31, 2005 will be ratably amortized into interest expense over the remaining term of the Company's credit line.

9. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2005.

The Company has granted options to purchase up to a total of 2,000 shares of common stock to certain Company outside directors at prices of $6.38 and $28.77 per share. As of March 31, 2005, no shares remain available for issuance under future option grants other than options awarded to new non-employee directors upon election to the board of directors and options that may be issued in lieu of directors' fees to directors electing to defer directors' fees. All options were granted at exercise prices which approximated the fair market value of the common stock on the date of grant. Options granted in fiscal 1999 and 2005 are fully vested and must be exercised within ten years of the vesting date.

The following table summarizes information about stock options at March 31, 2005:

	Options Outstanding				Options Exercisable	
Option Grant Date	Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
8/13/98	$ 6.38	1,000	3.4	$ 6.38	1,000	$ 6.38
10/14/04	28.77	1,000	9.7	28.77	1,000	28.77
		2,000	6.6	$ 17.58	2,000	$ 17.58

Option activity is summarized as follows:

	Shares	Weighted Average Exercise Price Per Share
Outstanding March 31, 2002	226,533	$3.00
Exercised	(2,000)	2.75
Expired	(160,533)	2.83
Outstanding March 31, 2003	64,000	3.44
Exercised	-	-
Outstanding March 31, 2004	64,000	$3.44
Exercised	(63,000)	3.39
Issued	1,000	28.77
Outstanding March 31, 2005	2,000	$17.58

The fair value of a stock option granted in fiscal 2005, was estimated on the date of grant using the Black Scholes option-pricing model with the assumptions listed below. No options, except for 1,000 shares granted to a new non-employee director in fiscal 2005, were granted since fiscal 2000.

	2005
Weighted average fair value per option	$14.63
Assumptions used:	
Weighted average expected volatility	53.10%
Weighted average expected dividend yield	2.70%
Weighted average risk-free interest rage	3.65%
Weighted average expected life, in years	9.5

During fiscal 2004 the Company suspended its stock repurchase program. Except for 118,027 shares repurchased in conjunction with the retirement of an executive officer (see Note 13), no common shares were repurchased in fiscal 2005. Through March 31, 2005, the Company had repurchased and retired a total of 947,300 shares at a total cost of $3,973,265.

As of March 31, 2005 Accumulated Other Comprehensive Income amounted to $25,268.

Other Comprehensive Income (Loss) activity during fiscal 2005 and 2004 is as follows:

	Pension Liability Adjustment	Unrealized Gain (Loss) on Securities	Change in Fair Value of Derivative	Total Other Comprehensive Income (Loss)
Balance at 3/31/03	$ (283,361)	(40,415)	(140,276)	$ (464,052)
Change	283,361	159,086	64,936	507,383
Balance at 3/31/04	-	118,671	(75,340)	43,331
Change	-	(71,247)	53,184	(18,063)
Balance at 3/31/05	$ -	47,424	(22,156)	$ 25,268

10. DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. The Company entered into a letter of intent on June 19, 2003 to sell certain assets and the business operations of MAS to an investor group, which included former management of MAS, for consideration of $1,950,000. On August 14, 2003, the Company closed on the transaction for consideration totaling $1,885,000, comprised of $1,550,000 in cash and a $335,000 promissory note. The sale resulted in the recognition of losses totaling $1,121,000. In conjunction with the sale, the Company agreed to indemnify the buyer and its affiliates with respect to certain matters related to contractual representations and warranties and the operation of the business prior to closing. Although no assurances can be made, the Company does not believe the indemnities provided will have a material effect on its financial condition or results of operations.

Under the terms of the sale agreement, the Company also entered into a three-year consignment agreement granting the buyer an exclusive right to sell remaining MAS inventory not included in the sale transaction. Upon termination of the consignment agreement, all unsold inventory will be returned to the Company. Inventory on consignment under this agreement amounted to $601,000 as of March 31, 2005. The accompanying consolidated financial statements reflect the sale of certain MAS assets and reclassify the net operations of MAS as discontinued operations, net of tax for fiscal 2004 and 2003.

A summary of the operating results reclassified as discontinued operations is as follows:

	2005	2004	2003
Revenue	$ -	$ 2,575,259	$ 5,977,697
Operating earnings (loss)	-	(500,901)	(942,110)
Loss before income taxes	-	(698,902)	(2,598,005)
Income tax benefit	-	272,932	1,007,428
Net loss	$ -	$ (425,970)	$ (1,590,577)

The loss before income taxes on discontinued operations for the year ended March 31, 2003, was comprised of a $942,110 loss from operations and $1,655,895 impairment charge recorded to write down certain assets held for sale to their estimated fair value.

11. REVENUES FROM MAJOR CUSTOMER

Approximately 59.0%, 64.5% and 69.5% of the Company's revenues were derived from services performed for Federal Express Corporation in fiscal 2005, 2004 and 2003, respectively. In addition, approximately 23.7%, 16.4% and 19.9% of the Company's revenues for fiscal 2005, 2004 and 2003 respectively, were generated from Global's contract with the United States Air Force.

12. INCOME TAXES

The provision (benefit) for income taxes consists of:

	Year Ended March 31, 2005		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	**$ 662,000**	**$ -**	**$ 662,000**
State	**114,000**	**-**	**114,000**
Total current	**776,000**	**-**	**776,000**
Deferred:			
Federal	**434,000**	**-**	**434,000**
State	**131,000**	**-**	**131,000**
Total deferred	**565,000**	**-**	**565,000**
Total	**$ 1,341,000**	**$ -**	**$ 1,341,000**

	Year Ended March 31, 2004		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	$ 1,082,000	$ (665,000)	$ 417,000
State	228,000	(147,000)	81,000
Total current	1,310,000	(812,000)	498,000
Deferred:			
Federal	43,000	441,000	484,000
State	9,000	98,000	107,000
Total deferred	52,000	539,000	591,000
Total	$ 1,362,000	$ (273,000)	$ 1,089,000

	Year Ended March 31, 2003		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	$ 278,000	$ (226,000)	$ 52,000
State	56,000	-	56,000
Total current	334,000	(226,000)	108,000
Deferred:			
Federal	(102,000)	(582,000)	(684,000)
State	45,000	(199,000)	(154,000)
Total deferred	(57,000)	(781,000)	(838,000)
Total	$ 277,000	$(1,007,000)	$ (730,000)

The income tax provision for continuing operations was different from the amount computed using the statutory Federal income tax rate for the following reasons:

	2005		2004		2003	
	$	%	$	%	$	%
Income tax provision at U.S. statutory rate	**$ 1,172,000**	**34.0** %	$ 1,199,000	34.0 %	$ 219,000	34.0 %
State income taxes, net of Federal benefit	**161,000**	**4.7**	163,000	4.6	31,000	4.8
Meal and entertainment disallowance	**22,000**	**0.7**	19,000	0.5	15,000	2.4
Other, net	**(12,000)**	**(0.4)**	(19,000)	(0.5)	(71,000)	(11.0)
Change in valuation allowance	**(2,000)**	**(0.1)**	-	-	83,000	12.9
Income tax provision	**$ 1,341,000**	**38.9** %	$ 1,362,000	38.6 %	$ 277,000	43.1 %

Deferred tax asset is comprised of the following components:

	2005	2004
Net deferred tax asset		
Warranty reserve	**$ 77,109**	$ 56,853
Accounts receivable reserve	**105,089**	142,924
Inventory reserve	**243,712**	690,214
Accrued insurance	**26,384**	104,552
Accrued vacation	**175,970**	174,971
Deferred compensation	**603,296**	698,269
Fixed assets	**(292,504)**	(405,467)
Loss carry forward	**108,295**	70,000
Valuation allowance	**(85,020)**	(83,430)
Other	**(3,690)**	94,904
Total	**$ 958,641**	$ 1,543,790

The deferred tax items are reported on a net current and non-current basis in the accompanying fiscal 2005 and 2004 consolidated balance sheets according to the classification of the related asset and liability. The Company has state net operating loss carryforwards as of March 31, 2005 with a tax effected amount of approximately $102,000. The state loss carryforwards will expire in varying periods through March 2023. At March 31, 2005 the Company had deferred tax assets of $22,270 for capital loss carryforwards and $62,750 for unrealized capital losses. The Company recorded a full valuation allowance on the deferred tax assets relating to these capital losses at March 31, 2005 and 2004 based on management's belief that realization is unlikely.

13. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan (AirT 401(k) Retirement Plan). All employees of the Company are eligible to participate in the plan. The Company's contribution to the 401(k) plan for the years ended March 31, 2005, 2004 and 2003 was $251,000, $231,000, and $232,000, respectively and was recorded in general and administrative expenses in the consolidated statements of operations.

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2005, 2004, and 2003 was $343,000, $487,000 and $81,000, respectively, and was recorded in general and administrative expenses in the consolidated statements of operations.

Effective January 1, 1996 the Company entered into supplemental retirement agreements with certain key executives of the Company, to provide for a monthly benefit upon retirement. The Company has purchased life insurance policies for which the Company is the sole beneficiary to facilitate the funding of benefits under these supplemental retirement agreements. The cost of funding these benefits is recorded in general and administrative expense on the consolidated statements of operations and is offset by increases in the cash surrender value of the life insurance policies.

Effective December 31, 2003, an executive officer and director of the Company resigned his employment with AirT. In consideration of approximately $300,000 the executive agreed to forgo certain retirement and other contractual benefits for which the Company had previously accrued aggregate liabilities of $715,000.

The above-mentioned cancellation of contractual retirement benefits reduced recorded liabilities by $715,000. The difference between the recorded liability and ultimate cash payment of $300,000 resulted in a $305,000 reduction in actuarial losses, recorded in Other Comprehensive Loss, a $90,000 reduction in intangible assets and a net $20,000 reduction in executive compensation charges included in the statement of operations.

The Company purchased from the former executive officer 118,027 shares of AirT common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase took place in three installments over a one-year period, starting January 12, 2004, and totaled approximately $536,000. The repurchase of the former executive's stock was recorded in the periods that the repurchase occurred and all such stock was subsequently retired. All installment payments required to be made have been made.

The following tables set forth the funded status of the Company's supplemental retirement plan at March 31, 2005 and 2004 and the change in the projected benefit obligation during fiscal 2005 and 2004:

	March 31,	
	2005	2004
Vested benefit obligation and accumulated benefit obligation	**$ 1,141,619**	$ 1,462,384
Projected benefit obligation	**1,141,619**	1,462,384
Plan assets at fair value	**-**	-
Projected benefit obligation greater than plan assets	**1,141,619**	1,462,384
Unrecognized prior service cost	**258,951**	(149,324)
Unrecognized actuarial gain (loss)	**(19,169)**	69,629
Adjustment required to recognize minimum liability	**-**	79,695
Accrued pension cost recognized in the consolidated balance sheet	**$ 1,381,401**	$ 1,462,384

	2005	2004
Projected benefit obligation beginning of year	**$ 1,462,384**	$ 1,918,826
Service cost	**40,528**	72,789
Interest cost	**59,457**	113,510
Actuarial loss due to change in assumption	**89,582**	72,315
Non-cash adjustments due to amendment and settlement	**(510,332)**	(415,056)
Benefits paid	**-**	(300,000)
Projected benefit obligation end of year	**$ 1,141,619**	$ 1,462,384

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has no additional minimum liability at March 31, 2005 and recorded an additional minimum liability of $79,695 at March 31, 2004, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability for its pension plan. The additional liability in 2004 has been offset by an intangible asset to the extent of unrecognized prior service cost. The portion of the additional minimum liability in excess of unrecognized prior service cost decreased by $283,000 in fiscal 2004 and is reported as a component of other comprehensive loss for the year ended March 31, 2004 due to the above-mentioned settlement.

The projected benefit obligation was determined using an assumed discount rate of 5.5% at March 31, 2005 and 5.75% at March 31, 2004. The liability relating to these benefits has been included in deferred retirement obligation in the accompanying financial statements.

Net periodic pension (benefit) expense for fiscal 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
Service cost	**$ 40,528**	$ 72,789	$ 70,244
Interest cost	**59,457**	113,510	112,194
Amortization of unrecognized prior service cost and actuarial losses	**(102,057)**	99,714	93,845
Gain (loss) on partial settlement	**784**	(19,211)	-
Net periodic pension (benefit) cost	**$ (1,288)**	$ 266,802	$ 276,283

Projected benefit payments for fiscal years ending:

2006	$ -
2007	650,000
2008	-
2008	-
2010	-
2001 thru 2015	$ 789,000

The Company's former Chairman and CEO passed away on April 18, 1997. Under the terms of his supplemental retirement agreement, approximately $498,000 in present value of death benefits is required to be paid to fulfill death benefit payments over 10 years after his death. As of March 31, 2005 and 2004, accruals related to the unpaid present value of the benefit amounted to approximately $168,000 and $226,000, respectively (of which approximately $104,000 and $152,000, respectively is included under deferred retirement obligations in the accompanying consolidated balance sheets). Net periodic pension costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

14. NET EARNINGS PER COMMON SHARE

Basic earnings (loss) per share has been calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings (loss) per share, shares issuable under employee stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive. As of March 31, 2005 1,000 shares of outstanding stock options were anti-dilutive.

The computation of basic and diluted weighted average common shares outstanding is as follows:

	Year Ended March 31,		
	2005	2004	2003
Basic	**2,677,114**	2,716,447	2,726,320
Incremental Shares from Stock Optoins	**15,766**	11,472	-
Diluted	**2,692,880**	2,727,919	2,726,320

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands except per share data)

During the fourth quarter of fiscal 2003, management agreed to a plan to discontinue the operations of MAS and dispose of its assets. The Company closed on the transaction to sell certain MAS assets and operations on August 14, 2003. As a result, the Company has not reflected the discontinued operations of MAS in the accompanying quarterly financial information for 2004.

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2005				
Operating Revenues	**$ 15,087**	**$ 16,366**	**$ 18,334**	**$ 20,212**
Operating Income	**872**	**911**	**775**	**911**
Earnings Before Income Taxes	**868**	**905**	**764**	**909**
Net Earnings	**533**	**538**	**485**	**550**
Basic Net Earnings per share	**$ 0.20**	**$ 0.20**	**$ 0.18**	**$ 0.21**
Diluted Net Earnings per share	**$ 0.20**	**$ 0.20**	**$ 0.18**	**$ 0.20**
2004				
Operating Revenues	$ 11,056	$ 13,623	$ 12,980	$ 18,338
Operating Income	675	939	370	1,418
Earnings Before Income Taxes	444	612	493	1,977
Net Earnings	349	358	230	801
Basic and Diluted Net Earnings per share	$ 0.13	$ 0.13	$ 0.08	$ 0.30

16. SEGMENT INFORMATION

The Company operates three subsidiaries in two continuing business segments. Each business segment has separate management teams and infrastructures that offer different products and services. During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. The Company completed an agreement to sell certain assets and operations on August 14, 2003. The operations of MAS are, therefore, not presented in fiscal 2004 and 2003's segment information below. The subsidiaries with continuing operations have been combined into the following two reportable segments: overnight air cargo and ground equipment. The overnight air cargo segment encompasses services provided primarily to one customer, Federal Express, and the ground equipment segment encompasses the operations of Global.

The accounting policies for all reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income from continuing operations.

Segment data is summarized as follows:

	2005	2005 PRO-FORMA[1]	2004	2003
Operating Revenues				
Overnight Air Cargo:				
Domestic	**$ 32,447,561**		$ 28,848,578	$ 25,400,332
International	**8,864,914**		7,319,518	4,498,508
Total Overnight Air Cargo	**41,312,475**		36,168,096	29,898,840
Ground Equipment	**28,686,963**		19,828,749	12,972,887
Total	**$ 69,999,438**		$ 55,996,845	$ 42,871,727
Operating Income from continuing operations				
Overnight Air Cargo	**$ 2,143,434**	$ 2,998,180	$ 3,988,995	$ 2,621,003
Ground Equipment	**2,956,937**	3,110,061	2,039,691	204,642
Corporate (2)	**(1,631,675)**	(2,639,545)	(2,626,654)	(2,197,125)
Total	**$ 3,468,696**	$ 3,468,696	$ 3,402,032	$ 628,520
Identifiable Assets				
Overnight Air Cargo	**$ 7,312,183**		$ 5,727,470	$ 4,130,676
Ground Equipment	**10,180,943**		9,646,490	8,615,032
Corporate	**6,615,799**		3,093,449	4,684,070
Total	**$ 24,108,925**		$ 18,467,409	$ 17,429,778
Capital Expenditures, net				
Overnight Air Cargo	**$ 266,714**		$ 1,101,355	$ 131,626
Ground Equipment	**34,256**		75,775	155,528
Corporate	**94,715**		83,689	175,670
Total	**$ 395,685**		$ 1,260,819	$ 462,824
Depreciation and Amortization				
Overnight Air Cargo	**$ 435,534**		$ 200,128	$ 243,635
Ground Equipment	**146,201**		187,284	239,699
Corporate	**52,083**		170,139	143,248
Total	**$ 633,818**		$ 557,551	$ 626,582

(1) In fiscal 2005 the Company changed its method of allocating corporate administrative cost to its operating subsidiaries. The Company has disclosed above for fiscal 2005 its operating income from continuing operations on both the new basis and, under Pro-Forma, the old basis of segmentation.

(2) Includes income from inter-segment transactions, eliminated in consolidation

17. COMMITMENTS AND CONTINGENCIES

Global and one of its former employees were named as defendants in a lawsuit commenced in March 2002 in the United States District Court for the District of Columbia, *Catalyst & Chemical Services, et al. vs Global Ground Support, LLC, et al.*, Case No. 1:02CV00388. The plaintiffs claimed to have developed a novel method of aircraft de/ant-icing, and alleged that the system was the subject of trade secrets and a patent. The plaintiffs alleged that Global and its former employee misappropriated the trade secrets, breached a confidentiality agreement, and infringed the patent. Global asserted counterclaims against the plaintiffs alleging defamation. In May 2004, Global moved for summary judgment on all claims against it and its former employee, and the plaintiffs moved for summary judgment on the patent infringement claim. On December 14, 2004, the Court granted Global's summary judgment motion as to the patent infringement claim and denied the plaintiffs' summary judgment motions entirely. In May 2005, a jury trial was held with respect to the plaintiffs' remaining claims and Global's counterclaims. On May 31, 2005, the jury returned a verdict for Global and its former employee with respect to all of the plaintiffs' claims submitted for trial and for the plaintiffs with respect to the Global's counterclaims. The period in which plaintiffs may appeal the jury's verdict and the court's summary judgment rulings will lapse on June 30, 2005.

On February 28, 2005, a 135-foot fixed-stand deicing boom sold by Global to the Philadelphia, Pennsylvania airport and maintained by Global collapsed on an Airbus 330 aircraft operated by US Airways. While the aircraft suffered some structural damage, no passengers or crew on the aircraft were injured. The operator of the deicing boom has claimed to suffer injuries in connection with the collapse. Immediately following this incident, all 12 of the fixed stand deicing booms sold by Global and installed at the Philadelphia airport were placed out of service pending investigation of their structural soundness. These booms include 114-foot smaller deicing booms, as well as additional 135-foot extended deicing booms. These booms have not yet been placed back in service. All of these booms were designed, fabricated and installed by a subcontractor of Global and are the only booms of this model that have been sold by Global. No legal proceedings have yet been commenced against Global regarding this incident.

The Company is currently involved in certain personal injury and environmental matters, which involve pending or threatened lawsuits. Management believes the results of these pending or threatened lawsuits will not have a material adverse effect on the Company's results of operations or financial position.

The Company's common stock is publicly traded in the Nasdaq Small Cap Market under the symbol "AIRT."

As of May 31, 2005 the number of holders of record of the Company's Common Stock was approximately 308. The range of high and low bid quotations per share for the Company's common stock on the Nasdaq Small Cap Market from April 2003 through March 2005 is as follows:

	Common Stock	
Quarter Ended	High	Low
June 30, 2003	$ 2.50	$ 1.41
September 30, 2003	5.20	2.05
December 31, 2003	6.19	4.12
March 31, 2004	6.65	4.72
June 30, 2004	14.91	4.72
September 30, 2004	28.41	10.03
December 31, 2004	35.50	17.10
March 31, 2005	22.50	12.01

The Company's Board of Directors has adopted a policy to pay a regularly scheduled annual cash dividend in the first quarter of each fiscal year. On May 27, 2005, the Company declared a fiscal 2005 cash dividend of $0.25 per common share payable on June 28, 2005 to stockholders of record on June 10, 2005.

Stockholders may obtain free of charge, a copy of the Company's 2005 Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to: Mr. John J. Gioffre, Secretary, Air T, Inc., 3524 Airport Road, Maiden, NC 28650.

Corporate Information

Air T, Inc. and Subsidiaries

DIRECTORS

Walter Clark
Chairman of the Board
Chief Executive Officer

Sam Chesnutt
President
Sam Chesnutt and Associates

William H. Simpson
Executive Vice President

Allison T. Clark
Independent Businessman

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary – Treasurer

George C. Prill
President
George Prill & Associates

Claude S. Abernethy, Jr.
Senior Vice President
Wachovia Securities, Inc.

Dennis A. Wicker
Partner
Helms, Mulliss & Wicker PLLC

OFFICERS

Walter Clark
Chief Executive Officer

William H. Simpson
Executive Vice President

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary-Treasurer

J. Leonard Martin
Vice President

CORPORATE DATA

CORPORATE OFFICE
3524 Airport Road
Maiden, North Carolina 28650
(704) 377-2109

INDEPENDENT AUDITORS
Dixon Hughes PLLC
Charlotte, North Carolina

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

BANK
Bank of America, N.A.
Charlotte, North Carolina

TRANSFER AGENT
Wachovia Bank, National Association
Charlotte, North Carolina

STOCK MARKET INFORMATION
Nasdaq Small Cap Market
Trading Symbol: AIRT

Air T, Inc.
3524 Airport Road • Maiden, North Carolina • 28650